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            EXHIBIT 20

            CROWN
            (registered trademark)

            Crown Central Petroleum Corporation
            Refiners / marketers of petroleum products &
          petrochemicals
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            One North Charles Street, P.O. Box 1168, Baltimore, Maryland
          21203, (410) 539-7400

          October 26, 1995
                              __________________________
                              Results Third Quarter 1995
                              __________________________
                              Results Third Quarter 1995
                              __________________________
                              Results Third Quarter 1995


          Dear Shareholders:

               For the third quarter of 1995, Crown Central Petroleum's net income was $.3 million ($.03 per share) compared to a net loss of $26.6 million ($2.71 per share) for the same period in 1994. Sales and operating revenues in the quarter amounted to $475 million compared to $468 million last year. For the nine months, net income before an extraordinary charge of $3.3 million ($.33 per share) for the early retirement of debt, totalled $.4 million ($.04 per share) on revenues of $1.4 billion compared to a net loss of $25.2 million ($2.57 per share) in 1994 on revenues of $1.3 billion.
               Results for the 1994 periods were severely impacted by a one time, pre-tax, non cash charge of $16.8 million ($1.05 per share on an after-tax basis) for the write-down of hydrodesulfurization equipment intended for use at the Houston, Texas refinery.
               While margins were declining during the third quarter, the Company's performance was dramatically improved compared to the same quarter in 1994. Crown continued to benefit from operating efficiencies and procedures implemented at both refineries over the past few years.
               Operationally, the third quarter was excellent for both refineries. Gasoline production was maximized, averaging 62,000 bpd at Houston and 27,700 bpd at LaGloria. Overall capacity utilization at the facilities was 93% and 94%, respectively, for the period. During the first week of the fourth quarter, the reformer located at Houston was shut down for planned maintenance and is expected to be back in production at the end of the month. The Company expects the overall impact of this shut down to be minimal on fourth quarter operating results.
               Crude prices for the quarter ranged from a low $16.60 to $19.00 per barrel before ending sharply down at $17.00 per barrel. Following the same pattern, gasoline (87 octane) prices rose during the period until the end of September when pricing dropped sharply from $.5250 to $.4900 per gallon. Although still inadequate to provide absolute earnings, the Company's realized crack spreads in the third quarter have shown substantial improvement over 1994 in spite of the fact that U.S. Gulf Coast margins were relatively flat year-to-year.
               Crown marketing continued to produce excellent results in the quarter. Merchandise sales at comparable stores were 4.2% higher and gasoline sales were 10.2% over the same period last year. Gasoline and merchandise margins rose an impressive 15.4% and 16.5%, respectively. The third quarter also saw the successful acquisition and integration of 15 Conoco outlets into the retail system bringing the Company's total operating store count to 348. This addition compliments Crown's strategic objective of capturing more of the total margin available in our business areas.
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               At the end of the quarter, Crown completed arrangements for a $130 million revolving credit agreement with a banking group led by NationsBank of Texas, N.A. This agreement augments the $125 million public debt offering of the first quarter and supports the Company's strategic direction while providing increased flexibility for daily operations. Access to capital resources is key in maintaining our competitiveness.


          Sincerely,




            HENRY A ROSENBERG, JR.           CHARLES L. DUNLAP
            HENRY A. ROSENBERG, JR.               CHARLES L. DUNLAP
            Chairman and Chief Executive Officer       President and
          Chief Operating Officer


            Crown Central Petroleum Corporation and Subsidiaries
            Dollars in thousands, except per share data


                       Nine Months Ended       Three Months Ended

                             September 30                September 30

                         1995           1994            1995           1994

                    ------------    -------------   ------------   -------------
            Sales and operating revenues                                 $1,403,473
                 $1,315,284     $474,737    $468,275

            Income (loss) before income taxes                                 1,929
                        (36,808)         (290)    (41,361)

            Income (loss) before
                 extraordinary item
                 416               (25,234)          304     (26,608)

            (Loss) from extraordinary item       _
                                                 1/

          (3,257)                    ----           ----             ----

            Net (loss) income
             (2,841)              (25,234)         304     (26,608)


            Income (loss) per share before
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                 extraordinary item
                  .04                   (2.57)          .03          (2.71)

            (Loss) per share from extraordinary item                           (.33)
                             ----           ----             ----

            Net (loss) income per share
            (.29)                  (2.57)          .03          (2.71)

            Weighted average shares used in the
                 computation of income (loss) per share  _
                                                         2/          9,697,598

                9,802,198       9,697,598  9,802,198
            ------------------------------------------------------------------------
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
            _
            1/   During the first quarter of 1995, the Company incurred an

          extraordinary loss as a result of the early
            retirement of its outstanding 10.42% Senior Notes (Notes). The outstanding Notes were retired on January 24, 1995 from the proceeds received from the sale of $125 million of unsecured 10 7/8%
            Senior Notes due February 1, 2005.

            _
            2/   The weighted average number of common shares used in the

          computation of income (loss) per share for the nine and three months ended
          September 30, 1995 set forth above exclude 255,300 shares of Performance
          Vested Restricted Stock registered to participants in the 1994 Long-Term
          Incentive Plan.  This represents a revision from those numbers as originally reported in the shareholders' letter.  These revisions had no effect on the income (loss) per share as originally reported in the shareholders' letter.





            Crown Central Petroleum Corporation and Subsidiaries
            Operating Statistics



              Nine Months Ended          Three Months Ended

                   September 30                     September 30

                  1995         1994                  1995        1994

             ------------   ----------            -----------   -----------
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            ________
            REFINING


            Production (BPD - M)
          157          155                   161           150
            Production (Mmbbl)
          42.8         42.3                  14.8          13.8
            Gross Margin ($/bbl)
          2.31          2.64                 1.99          1.84
            Gross Profit ($MM)
          98.6        111.7                  29.6          25.3
            Operating Cost ($/bbl)
          2.21          2.41                 2.07          2.54
            Operating Cost ($MM)
          94.5        102.1                 30.8          34.9
            Net Refining Profit (Loss)  ($MM)                                 4.1
                   9.6                  (1.2)         (9.6)

            ______
            RETAIL


            Number Stores
             348            356                  348           356
            Volume (pmps - Mgal)
          122            113                  127           113
            Volume (Mmgal)
           381            362                  133           121
            Gasoline Gross Margin ($/gal)                                      0.13
                    0.11                 0.15         0.14
            Gasoline Gross Profit  ($MM)                                      49.1
                   41.1                 19.6          17.0

            Merchandise Sales (pmps - $M)                                    22.1
                  20.1                 23.3          23.1
            Merchandise Sales ($MM)                                            69.3
                    64.3                 24.3          24.7
            Merchandise Gross Margin (%)                                    28.4
                 27.5                 28.8          25.9
            Merchandise Gross Margin ($MM)                               19.7
              17.7                  7.0            6.4

            Retail Gross Profit ($MM)
          68.8           58.8                26.6          23.4
            Retail Operating Costs (pmps - $M)                              16.9
                 17.0                17.3          17.5
            Retail Net Profit  ($MM)
          15.9            4.2                  8.5             4.7

            Total Net Profit (Loss)  ($MM)                                    22.6
                  (16.7)                6.6          (35.4)

            Corporate Overhead ($MM)                                         11.8
                  15.4                  3.6             4.3
            Depreciation and Amortization ($MM)                         28.7
             33.7                  9.7           12.7
            EBITD ($MM)
          39.5             1.6                12.7          (27.0)
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            LIFO (Recovery) Provision ($MM)                               (0.3)
               17.9                 (2.1)          (2.6)
            Loss on Sales
                 and Abandonments of P, P & E ($MM)                     0.0
             16.6                  0.2           16.9
            EBITDAAL ($MM)                                                     39.2
                     36.1                10.8          (12.7)

            Net Interest Expense ($MM)                                          8.8
                       4.7                  3.0             1.7

            Capital Expenditures ($MM)                                        27.1
                    21.1                12.3             7.1

            ------------------------------------------------------------------------
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
            BPD = Barrels per day
            bbl = barrel or barrels as applicable
            gal = gallon or gallons as applicable
            pmps = per month per store
            M = in thousands
            MM  = in millions

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